Filed by PepsiAmericas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: PepsiAmericas, Inc.
(Commission File No. 001-15019)
On Tuesday, October 27, 2009, PepsiAmericas, Inc. distributed the following information to its employees via email:
     Yesterday, the European Commission, the European Union’s executive arm, which has oversight for mergers, acquisitions and divestitures, approved the proposed mergers of PepsiCo, The Pepsi Bottling Group and PepsiAmericas. While the EU approval is an important step in the mergers’ process, it is neither an indicator nor an influencer of any decisions that the Federal Trade Commission (FTC) or Securities & Exchange Commission (SEC) will make in the United States, and these processes are still underway in the U.S. In addition, there are a number of regulatory and legal steps that must be completed in Europe before the transaction is completed. The merger is still expected to close in late 2009 or early 2010.